Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, $0.01 par value per share ( “Common Stock”), of LTC Properties, Inc. (“Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Description of Common Stock

The following description sets forth certain general terms and provisions of our Common Stock. The statements below describing our Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws.

General

Holders of our Common Stock will be entitled to receive dividends when, as and if authorized by our Board of Directors and declared by us, out of assets legally available therefore. Payment and declaration of dividends on our Common Stock and purchases of shares thereof by us may be subject to certain restrictions if we fail to pay dividends on any class of our preferred stock then outstanding. Upon our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock.

Our Common Stock will possess voting rights for the election of directors and in respect of other corporate matters, with each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of our Common Stock voting for the election of directors will be able to elect all of the directors if they choose to do so and, accordingly, the holders of the remaining shares will be unable to elect any directors. Holders of shares of Common Stock will not have preemptive rights, which mean they have no right to acquire any additional shares of Common Stock that may be issued by us at a subsequent date. Our Common Stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights.

Under Maryland law and our charter, a distribution (whether by dividend, redemption or other acquisition of shares) to holders of shares of our Common Stock may be made only if, after giving effect to the distribution, we are able to pay our indebtedness as it becomes due in the usual course of business and our total assets are greater than our total liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to the holders of our Common Stock and we can pay our debts as they become due. We have complied with these requirements in all of our prior distributions to holders of our Common Stock.

The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are outstanding or which we may designate and issue in the future.

Restrictions on Ownership and Transfer

In addition to other qualifications, for us to qualify as a real estate investment trust (“REIT”), (a) not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals during the last half of our taxable year, and (b) such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

To ensure that we continue to meet the requirements for qualification as a REIT, our charter, subject to some exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code (the “Code”), shares of any class or series of our capital stock in excess of 9.8% (ownership limit) of the number of then outstanding shares of any class or series of our capital stock. Under our charter, our Board of Directors may waive the ownership limit with respect to a stockholder if evidence satisfactory to the Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Our charter provides any transfer of capital stock or any security convertible into capital stock that would result in actual or constructive ownership of capital stock by a stockholder in excess of the ownership limit or that would result in our failure to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in our Company being “closely held” within the meaning of section 856(h) of the Code, notwithstanding any provisions of our charter to the contrary, will be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

Any shares of our capital stock held by a stockholder in excess of the applicable ownership limit become “Excess Shares”. Under our charter, upon shares of any class or series of capital stock becoming Excess Shares, such shares will be deemed automatically to have been converted into a class separate and distinct from their original class and from any other class of Excess Shares. Upon any outstanding Excess Shares ceasing to be Excess Shares, such shares will be automatically reconverted back into shares of their original class or series of capital stock.

Our charter provides the holder of Excess Shares will not be entitled to vote the Excess Shares nor will such Excess Shares be considered issued and outstanding for purposes of any stockholder vote or the determination of a quorum for such vote. The Board of Directors, in its sole discretion, may choose to accumulate all distributions and dividends payable upon the Excess Shares of any particular holder in a non-interest bearing escrow account payable to the holder of the Excess Shares upon such Excess Shares ceasing to be Excess Shares.

In addition, we will have the right to redeem all or any portion of the Excess Shares from the holder at the redemption price, which will be the average market price (as determined in the manner set forth in our charter) of the capital stock for the prior 30 days from the date we give notice of our intent to redeem such Excess Shares, or as determined by the Board of Directors in good faith. The redemption price will only be payable upon the liquidation of our Company and will not exceed the sum of the per share distributions designated as liquidating distributions declared subsequent to the redemption date with respect to unredeemed shares of record of the class from which such Excess Shares were converted. We will rescind the redemption of the Excess Shares in the event that within 30 days of the redemption date, due to a sale of shares by the holder, such holder would not be the holder of Excess Shares, unless such rescission would jeopardize our tax status as a REIT or would be unlawful in any regard.

Our charter requires that each stockholder will upon demand disclose to us in writing any information with respect to the actual and constructive ownership of shares of our capital stock as our Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

The ownership limit provided for in our charter may have the effect of precluding the acquisition of control of our Company unless the Board of Directors determines that maintenance of REIT status is no longer in our best interests.

Certain Provisions of Maryland Law and of Our Charter and Bylaws

The following description sets forth certain provisions of Maryland law and of our charter and bylaws. The statements below describing Maryland law, our charter and bylaws are qualified in their entirety by reference to the applicable provisions of Maryland law, our charter and bylaws.

Board of Directors—Number and Vacancies

Our bylaws provide that the number of our directors shall be six unless a majority of the members of our Board of Directors establishes some other number not less than three and not more than nine. Our bylaws also provide that, notwithstanding the preceding sentence, upon the occurrence of a default in the payment of dividends on any class or series of our preferred stock, or any other event, which would entitle the holders of any class or series of our preferred stock to elect additional directors to our Board of Directors, the number of our directors will thereupon be increased by the number of additional directors to be elected by the holders of such class or series of our preferred stock (even if the resulting number of directors is more than nine), and such increase in the number of directors shall remain in effect for so long as the holders of such class or series of our preferred stock are entitled to elect such additional directors.

Our bylaws provide that a vacancy on our Board of Directors which arises through the death, resignation or removal of a director or as a result of an increase by our Board of Directors in the number of directors may be filled by the vote of a majority of the remaining directors even if such majority is less than a quorum, and a director so elected by our Board of Directors to fill a vacancy shall serve until the next annual meeting of our stockholders and until his successor shall be duly elected and qualified. Our stockholders may elect a successor to fill a vacancy on our Board of Directors which results from the removal of a director.

Removal of Directors

Under Maryland law, our stockholders may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of our directors except in certain circumstances specified in the statute which do not apply.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations generally include mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers, issuances or reclassifications of equity securities, or, the adoption of certain plans of liquidation or dissolution. An interested stockholder is defined as:

●	any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation’s shares; or
●	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. In approving such a transaction, however, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and
●	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has not adopted resolutions exempting any transactions from the business combination statute.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third,
●	one-third or more but less than a majority, or
●	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions, including the delivery of an acquiring person statement containing certain required information and the delivery of an undertaking to pay certain expenses, by written request made at the time of delivery of such acquiring person statement, to call a special meeting of stockholders to be held within 50 days after receiving both the request and undertaking to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. This provision of our bylaws could be amended or eliminated at any time.

Amendment to Our Charter

Subject to the provisions of any class or series of our capital stock at the time outstanding, any amendment to our charter must be approved by our stockholders by the affirmative vote of not less than two thirds of all of the votes entitled to be cast on the matter.

Dissolution

The dissolution of our company must be approved by our stockholders by the affirmative vote of not less than two thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (a) by, or at the direction of, a majority of the Board of Directors or a duly authorized committee thereof or (b) by any holder of record (both as of the time notice of such nomination or matter is given by the stockholder as set forth in our bylaws and as of the record date for the annual meeting in question) of any shares of our capital stock entitled to vote at such annual meeting who complies with the advance notice procedures set forth in our bylaws. Pursuant to our bylaws, nominations of persons for election as directors and other stockholder proposals shall be made pursuant to timely notice in writing to the secretary of our company. To be timely, a stockholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of our company not less than 120 days nor more than 150 days prior to the anniversary of the last annual meeting of stockholders. Any stockholder who seeks to make such a nomination or to bring any matter before an annual meeting, or his representative, must be present in person at the annual meeting.

Unsolicited Takeovers

Under certain provisions of Maryland law relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject to any or all of certain statutory provisions, in whole or in part, relating to unsolicited takeovers which would:

●	automatically classify its board of directors into three classes with staggered terms of three years each;
●	vest in its board of directors the exclusive right to determine the number of directors;
●	vest in its board of directors the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board of directors, even if the remaining directors do not constitute a quorum, and provide that any director so elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred;
●	impose a requirement that the affirmative vote of at least two-thirds of all votes entitled to be cast by the stockholders generally in the election of directors is required to remove a director; and
●	impose a requirement that a stockholder requested special meeting need be called only if requested by stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

An election to be subject to any or all of the foregoing statutory provisions may be made in our charter or bylaws or by resolution of our Board of Directors. Any such statutory provision to which we elect to be subject will apply even if other provisions of Maryland law or our charter or bylaws provide to the contrary.

If we made an election to be subject to the statutory provisions described above which automatically classify our Board of Directors into three classes with staggered terms of three years each, the classification and staggered terms of office of our directors will make it more difficult for a third party to gain control of our Board of Directors since at least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of our Board of Directors.

We have not elected to become subject to any of the foregoing statutory provisions relating to unsolicited takeovers. However, we could, by resolutions adopted by our Board of Directors and without stockholder approval, elect to become subject to some or all of these statutory provisions.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The business combination provisions of Maryland law, the control shares acquisition provisions of Maryland law if our bylaws are amended to make acquisitions of shares of our stock subject thereto, the unsolicited takeover provisions of Maryland law if we elect to be subject thereto, the advance notice provisions of our bylaws and certain other provisions of Maryland law and our charter and bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our Common Stock or otherwise be in their best interest.